Filed Pursuant to Rule 424(b)(3)
Registration No. 333-201842

RESOURCE INNOVATION OFFICE REIT, INC.

SUPPLEMENT NO. 11 DATED APRIL 21, 2017

TO THE PROSPECTUS DATED APRIL 15, 2016

This document supplements, and should be read in conjunction with, the prospectus of Resource Innovation Office REIT, Inc. dated April 15, 2016, or the prospectus, as well as and Supplement No. 9 dated February 17, 2017 and Supplement No. 10 dated March 31, 2017. As used herein, the terms “we,” “our” and “us” refer to Resource Innovation Office REIT, Inc. and its subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus, unless otherwise defined herein. The purpose of this supplement is to disclose:

•	the suspension of our continuous public offering, or the offering;

•	the suspension of our distribution reinvestment program, or DRIP;

•	the suspension of our share repurchase plan, or SRP;

•	information regarding the potential restructuring of the offering; and

•	information with respect to our board of directors’ approval of a tender offer.

Suspension of Our Public Offering

On April 21, 2017, our board of directors unanimously approved the suspension of sales of Class A and Class T shares of our common stock in our offering, effective that same day. We anticipate that we will resume sales under the offering in connection with the restructuring of the offering described below.

Suspension of Our Distribution Reinvestment Plan

On April 21, 2017, our board of directors unanimously approved the suspension of the DRIP. Pursuant to the terms of the DRIP, our board of directors may amend, suspend or terminate the DRIP for any reason at any time upon ten days’ written notice to those of our stockholders that have elected to participate in the DRIP. Accordingly, the suspension of the DRIP will not go into effect until May 1, 2017. We anticipate amending and reinstating the DRIP in connection with the restructuring of the offering described below.

Suspension of Share Repurchase Program

On April 21, 2017, our board of directors unanimously approved the suspension of the SRP. Pursuant to the terms of the SRP, our board of directors, in its sole discretion, may amend, suspend, reduce, terminate or otherwise change the SRP upon 30 days’ prior notice to our stockholders. Accordingly, the suspension of the SRP will not go into effect until May 21, 2017. We anticipate amending and reinstating the SRP in connection with the restructuring of the offering described below.

Restructuring of Our Public Offering

In order to adapt to current market conditions, our board of directors has authorized our management to develop a proposal to restructure the offering in order to allow us to achieve the following objectives:

(i)	revising our fee structure in order to reduce the upfront fees paid by investors and reduce compensation to our advisor;

(ii)	creating new share classes of our common stock to be sold in the offering, which will have a public offering price equal to the net asset value, or NAV, per share of each such class plus applicable selling commissions and dealer manager fees, and updating our NAV daily;

(iii)	amending the SRP to provide additional liquidity to our stockholders;

(iv)	amending our investment guidelines to allow us to target additional classes of real estate assets; and

(v)	changing us into a perpetual life entity that has the ability to conduct offerings for an indefinite duration.

Management’s proposal will be subject to review and approval by our board of directors. Any actions ultimately taken by our board of directors based on management’s recommendations will be disclosed in our future public filings in accordance with applicable regulations.

Approval of a Tender Offer

On April 21, 2017, our board of directors authorized our management to cause us to make a tender offer for all Class A and Class T shares of our common stock issued and outstanding, which we refer to as the “tender offer,” as of a date to be determined by management that is subsequent to May 21, 2017, the date on which the suspension of the SRP becomes effective. Specific terms of the tender offer will be disclosed in our future public filings in accordance with applicable regulations.

The tender offer described herein has not yet commenced. This communication is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any shares of our Class A or Class T common stock, or any other securities. The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials we intend to distribute to our stockholders and file with the Securities and Exchange Commission, or SEC. The full details of the tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and related materials, which will become available to stockholders promptly following commencement of the tender offer. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND OTHER RELATED MATERIALS WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. If and when filed, the offer to purchase, the letter of transmittal and other related materials will be available free of charge at the website maintained by the SEC at www.sec.gov. Stockholders also may obtain a copy of these documents, free of charge, from us if and when the materials become available.

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